SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Simon M. Nadler
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+

[redacted] *Of Counsel*

03032390

Stephen A. Metz
Hong Suk "Paul" Chung
Lisa C. DeLessio•
Alexander Nemiroff
Patrick J. Howley
Glenn W.D. Golding+

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired
▪ Federal practice only

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

September 26, 2003

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 3 0 2003 WASH. D.C. 188 SECTION

PROCESSED OCT 07 2003 THOMSON FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 18, 2003	Special Resolution passed July 18, 2003, at Annual General Meeting
September 23, 2003	Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

10/11

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:100403
18031915-21.doc

No: 647788

The Companies Act 1985

Public Company Limited by Shares

Resolution

Of

Electrocomponents Public Limited Company

Passed 18 July 2003

At the Annual General Meeting of Electrocomponents plc, duly convened and held on 18 July 2003, the following resolution was passed as a special resolution:

Special Resolution

THAT the Company is hereby generally and unconditionally authorised in accordance with section 166 of the Companies Act 1985 (the "**Act**") to make market purchases (within the meaning of section 163(3) of the Act) of the Ordinary Shares of 10p each in the Company ("**Ordinary Shares**") provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,520,665;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105% of the average of the middle-market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

[signature] ....

Chairman

REG-Electrocomponents Trading Statement

RNS Number:0288Q
Electrocomponents PLC
23 September 2003

Embargoed until 7.00am

23 September 2003

ELECTROCOMPONENTS PLC

TRADING UPDATE

Ahead of forthcoming meetings with analysts and investors we are updating the market on trading since the last statement made at the Annual General Meeting on 18 July 2003.

The Board anticipates that our profit before tax and goodwill amortisation for the half year to 30 September 2003 will be around £45m.

Since the Annual General Meeting, the Group's monthly sales have continued to be broadly level with the same period last year on a like-for-like basis (that is, adjusted for exchange rates and trading days of ongoing operations). Sales have been slightly lower than expected in the UK and Europe. Allied, our business in the United States, and our Asian and Japanese businesses have enjoyed good sales growth. E-Commerce trading has again advanced strongly throughout the Group.

During the half-year we have continued to invest in developing the Group. We have increased our marketing and selling costs by about £3m over the first half of last year to drive future growth. As planned, the costs and depreciation incurred by the implementation of our systems projects also rose by a similar amount. In early June, the first implementation of the European integrated system took place in France and its performance has met our high expectations. These specific cost increases were partly offset by a higher gross margin than last year and by reductions in other costs. Cash flow has been robust.

Leading indicators such as the Purchasing Managers Indices have been more positive in recent months, but remain at levels that suggest no immediate improvement in our major markets.

The results of the half-year to 30 September 2003 will be announced on 5 November 2003.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440

END
TSTILFSEAAIFFIV

Trading Update
23/09/2003

Ahead of forthcoming meetings with analysts and investors we are updating the market on trading since the last statement made at the Annual General Meeting on 18 July 2003.

The Board anticipates that our profit before tax and goodwill amortisation for the half year to 30 September 2003 will be around £45m.

Since the Annual General Meeting, the Group's monthly sales have continued to be broadly level with the same period last year on a like-for-like basis (that is, adjusted for exchange rates and trading days of ongoing operations). Sales have been slightly lower than expected in the UK and Europe. Allied, our business in the United States, and our Asian and Japanese businesses have enjoyed good sales growth. E-Commerce trading has again advanced strongly throughout the Group.

During the half-year we have continued to invest in developing the Group. We have increased our marketing and selling costs by about £3m over the first half of last year to drive future growth. As planned, the costs and depreciation incurred by the implementation of our systems projects also rose by a similar amount. In early June, the first implementation of the European integrated system took place in France and its performance has met our high expectations. These specific cost increases were partly offset by a higher gross margin than last year and by reductions in other costs. Cash flow has been robust.

Leading indicators such as the Purchasing Managers Indices have been more positive in recent months, but remain at levels that suggest no immediate improvement in our major markets.

The results of the half-year to 30 September 2003 will be announced on 5 November 2003.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440